EX.99.b.i

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS

Amendment No. 1 to By-Laws dated December 13, 1993

1. Article IX, Section 2 provides that, subject to the right of shareholders to amend or repeal the By-Laws, and except as otherwise provided by applicable law or by the Agreement and Declaration of Trust of the Trust, the By-Laws may be adopted, amended, or repealed by the Board of Trustees.

2. Article VI, Sections 1 and 2 are hereby amended and restated in their entirety as follows:

Section 1. AGENTS, PROCEEDINGS AND EXPENSES. For the purpose of this Article, “agent” means any person who is or was a Trustee, officer, employee or other agent of this Trust or is or was serving at the request of this Trust as a Trustee, director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or was a Trustee, director, officer, employee or agent of a foreign or domestic corporation which was a predecessor of another enterprise at the request of such predecessor entity; “proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and “expenses” include any reasonable expense that is reasonably related to participating in any proceeding relating to the Trust or arising because the person is or was an agent of the Trust, including without limitation attorney’s fees, expert fees, travel and lodging expenses, and any expenses of establishing a right to indemnification under this Article.

Section 2. ACTIONS OTHER THAN BY TRUST. This Trust shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of this Trust) because that person is or was an agent of this Trust, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, unless it is determined that the person did not act in good faith or that the person had reasonable cause to believe that the person’s conduct was unlawful. In the absence of such a determination, the person shall be presumed to have acted in good faith and reasonably believed:

(a) in the case of conduct in the person’s official capacity as a Trustee of the Trust, that the person’s conduct was in the Trust’s best interests, and

(b) in all other cases, that the person’s conduct was at least not opposed to the Trust’s best interests, and

(c) in the case of a criminal proceeding, that the person had no reasonable cause to believe the conduct of that person was unlawful.

The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself rebut the presumption that the person acted in good faith and in a manner in which the person reasonably believed to be in the best interests of this Trust or that the person had no reasonable cause to believe that the person’s conduct was unlawful.

3. The following sentence is added to the end of Article VI, Section 3:

The agent shall be presumed to have met the standard of conduct set forth in this Section, and the Trust shall indemnify the agent unless it is determined that the agent has failed to meet the applicable standard of conduct.

4. Article VI, Section 4(c) shall be removed from the By-Laws, such that the Section 4 is restated in its entirety as follows:

Section 4. EXCLUSION OF INDEMNIFICATION. Notwithstanding any provision to the contrary contained herein, there shall be no right to indemnification for any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the agent’s office with this Trust.

No indemnification shall be made under Sections 2 or 3 of this Article:

(a) In respect of any claim, issue or matter as to which that person shall have been adjudged to be liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person’s official capacity; or

(b) In respect of any claim, issue or matter as to which that person shall have been adjudged to be liable in the performance of that person’s duty to this Trust, unless and only to the extent that the court in which that action was brought shall determine upon application that in view of all the circumstances of the case, that person was not liable by reason of the disabling conduct set forth in the preceding paragraph and is fairly and reasonably entitled to indemnity for the expenses which the court shall determine.

5. Article VI, Sections 5 through 7 are hereby amended and restated in their entirety as follows:

Section 5. SUCCESSFUL DEFENSE BY AGENT. To the extent that an agent of this Trust has been successful on the merits in defense of any proceeding referred to in Sections 2 or 3 of this Article or in defense of any claim, issue or matter therein, before the court or other body before whom the proceeding was brought, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, unless the Board of Trustees, including a majority who are disinterested, non-party Trustees, determines that based upon a review of the facts, the agent was liable by reason of the disabling conduct referred to in Section 4 of this Article.

Section 6. PRESUMPTION OF ENTITLEMENT TO INDEMNIFICATION. Any agent of the Trust shall be entitled to indemnification under this Article unless there is a determination in the specific case that indemnification of the agent is not proper in the circumstances because the agent has failed to meet the applicable standard of conduct set forth in Sections 2 or 3 of this Article or is prohibited from indemnification because of the disabling conduct set forth in Section 4 of this Article, by:

(a) a majority vote of a quorum consisting of Trustees who are not parties to the proceeding and are not interested persons of the Trust (as defined in the Investment Company Act of 1940); or

(b) a written opinion by an independent legal counsel.

Section 7. ADVANCE OF EXPENSES. Expenses incurred in defending or participating in any proceeding shall be advanced by this Trust before the final disposition of the proceeding upon a written undertaking on behalf of the agent to repay the amount of the advance if it is ultimately determined that he or she is not entitled to indemnification. Upon and in the event of a determination, by a majority of a quorum of Trustees who are not parties to the proceeding and are not interested persons of the Trust, or by an independent legal counsel in a written opinion, based on a review of readily available facts, that there is a reasonable basis to believe it is more likely than not that the agent ultimately will be found not entitled to indemnification by reason of the disabling conduct referred to in Section 4 of this Article, the Trust may require as a condition to the advance of expenses: (i) security for the undertaking, or (ii) the existence of insurance protecting the Trust against losses arising by reason of any lawful advances.

The Trust shall provide the advance of expenses within a reasonable time, not to exceed a period of 90 days after the conditions for advance set forth in this Section have been satisfied. In the event that the Trust does not advance expenses within this period, the agent may proceed with an action to obtain payment of the advance from the Trust.

6. Except as specifically modified herein, all other provisions of the By-Laws remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Amendment No. 1 to the By-Laws of Rainier Investment Management Mutual Funds effective as of this August 10, 2012.

RAINIER INVESTMENT MANAGEMENT
MUTUAL FUNDS

By:	/s/ Melodie B. Zakaluk
Print Name: Melodie B. Zakaluk
Title: CEO/President

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